
September 23, 2011

<u>Via E-mail</u>
Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

      Re: **Associated Banc-Corp**
                   Form 10-K for the Year Ended December 31, 2010
                   Filed February 15, 2011
                   Form 10-Q for the Quarter Ended June 30, 2011
                   Filed August 8, 2011
                   File No. 001-31343

Dear Mr. Selner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 3. Legal Proceedings, page 28

1. Please tell us, and please disclose in future filings, the name of the lawsuit referenced in the first sentence and please identity the parties to the lawsuit. Please also describe in more detail the pending Multi District Litigation.

2. You are required to make a determination as to the existence of any additional material pending legal proceedings and to describe such proceedings. Therefore, please provide to

us, with a view toward revised disclosure, a determination as to the existence of any such proceedings. Refer to Item 103 of Regulation S-K.

Item 11. Executive Compensation, page 147

3. We note that you do not appear to have incorporated by reference the director compensation information required by Item 402(k) of Regulation S-K. This section appears on page 39 of your definitive proxy statement. Please file an amendment to your 10-K that includes, or incorporates by reference, this required disclosure, or advise the staff how you concluded that the information in this section is adequate to incorporate all the required information.

4. We note that you appear to have incorporated by reference the disclosure required by Item 407(e)(4) of Regulation S-K into Item 10 of your Form 10-K instead of into Item 11. Please correct this in future filings.

Part III. Incorporated from Definitive Proxy Statement on Schedule 14A filed March 9, 2011

Related Person Transactions, page 40

5. Please confirm that by "other unrelated persons" in the representations included in this section on page 41, you mean persons not related to Associated. Please refer to Instruction 4(c) (ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Form 10-Q for the Quarter Ended June 30, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 6: Loans, Allowance for Loan Losses, and Credit Quality, page 14

6. Please refer to the summary of changes in the allowance for loan losses by portfolio segment page 15. We note that you did not include this required disclosure for the year ended December 31, 2010 in your Form 10-K, nor did you do not include the annual period here within this note. Please revise your future filings to include this information for the year ended December 31, 2010.

7. We note your disclosures on pages 16 and 65 that restructured loans may continue on accrual status based on facts and circumstances at the time of the restructuring. Please tell us and revise your future filings to specifically discuss those facts and circumstances, and to quantify for each period presented, restructured loans that remained on accrual status at the time of restructuring. Differentiate these loans, qualitatively and

quantitatively, from nonaccrual loans that were restructured and subsequently returned to accrual status based on performance.

8. For loans that are restructured into multiple notes, please tell us and revise your future filings to specifically state whether borrowers have any obligation to repay the amount of the notes charged-off, clarifying if the borrowers have been released from their obligation to repay the notes or if the notes are actually fully reserved in anticipation of future events. If the borrowers have obligations to repay based on contingent future events, clarify how you treat these notes in reporting credit quality statistics (e.g. performing or nonperforming, etc.).

9. Please revise the table presenting loans by past due status in your future filings to conform to the illustration set forth in ASC 310-10-55-9, specifically presenting disaggregated information for loans 30-59 days and 60-89 days past due and the recorded investment in loans greater than 90 days and accruing.

Note 12: Commitments, Off-Balance Sheet Arrangements, and Contingent Liabilities

Contingent Liabilities, page 31

10. We note you have recorded an accrual for certain matters related to a class action lawsuit filed on April 6, 2010. We also note however, that you have not disclosed either (i) the possible loss or range of loss; or (ii) a statement that an estimate of the loss cannot be made. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450 (formerly SFAS 5). ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your next quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
       Brian Bodager
       General Counsel
       Associated Banc-Corp